                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K

                                  ANNUAL REPORT


     [x]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                              EXCHANGE ACT OF 1934

     For the fiscal year ended December 31, 1998

                                       OR

     [ ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                              EXCHANGE ACT OF 1934

     Commission file number 1-13884

     A. Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

                  INDIVIDUAL ACCOUNT RETIREMENT PLAN FOR COOPER
                   CAMERON CORPORATION HOURLY EMPLOYEES, UAW,
                              AT THE SUPERIOR PLANT

     B. Name of issuer of the securities held pursuant to the Plan and the address of the principal executive office:

                           COOPER CAMERON CORPORATION
                       515 Post Oak Boulevard, Suite 1200
                              Houston, Texas 77027




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                  INDIVIDUAL ACCOUNT RETIREMENT PLAN FOR COOPER
                   CAMERON CORPORATION HOURLY EMPLOYEES, UAW,
                              AT THE SUPERIOR PLANT


                                                               Page

Unaudited Financial Statements

Statements of Net Assets Available for Benefits                  1
Statement of Changes in Net Assets Available for Benefits        2
   with Fund Information

Signature                                                        3







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        INDIVIDUAL ACCOUNT RETIREMENT PLAN FOR COOPER CAMERON CORPORATION
                  HOURLY EMPLOYEES, UAW, AT THE SUPERIOR PLANT

                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS



                                                                   DECEMBER 31
                                                              1998             1997
                                                          ------------     ------------
ASSETS
Contributions receivable:
     Employer                                             $      1,571     $        883
     Employee                                                      826            1,501
                                                          ------------     ------------
Total contributions receivable                                   2,397            2,384

Plan interest in Cooper Cameron Corporation
     Master Trust for Defined Contribution Plans:
        Company Stock Fund                                         760               --
        Fidelity Growth Company Fund                             4,667               --
        Fixed Income Fund                                      267,724          319,525
        Money Market Fund                                       12,805               --
        Stock Market Fund                                        5,130               --
        Vanguard Balanced Index Fund                             5,592               --
                                                          ------------     ------------
Total Plan interest in Master Trust                            296,678          319,525
                                                          ------------     ------------

Net assets available for benefits                         $    299,075     $    321,909
                                                          ============     ============


                                                                               1

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        INDIVIDUAL ACCOUNT RETIREMENT PLAN FOR COOPER CAMERON CORPORATION
                  HOURLY EMPLOYEES, UAW, AT THE SUPERIOR PLANT

            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                              WITH FUND INFORMATION

                          YEAR ENDED DECEMBER 31, 1998


                                                                  FIDELITY
                                                   COMPANY         GROWTH           FIXED          MONEY
                                                    STOCK          COMPANY         INCOME          MARKET
                                                    FUND            FUND            FUND            FUND
                                                 ----------      ----------      ----------      ----------
Additions:
     Contributions:
        Employer                                 $      343      $      686      $    7,691      $    7,650
        Employee                                         --             304           2,789           4,316
                                                 ----------      ----------      ----------      ----------
     Total contributions                                343             990          10,480          11,966

     Net investment gain from Cooper Cameron
        Corporation Master Trust for Defined
        Contribution Plans, net of expenses            (765)           (121)         18,406             393
                                                 ----------      ----------      ----------      ----------
Total additions                                        (422)            869          28,886          12,359

Deductions:
     Benefits paid to participants                       --              --          65,737             421

Other changes in net assets:
     Interfund transfers                              1,560           3,845         (12,815)            863
     Net transfer to other qualified plan              (354)             --          (1,225)         (1,224)
                                                 ----------      ----------      ----------      ----------
Total other changes                                   1,206           3,845         (14,040)           (361)
                                                 ----------      ----------      ----------      ----------

Net increase (decrease)                                 784           4,714         (50,891)         11,577

Net assets available for benefits:
     Beginning of year                                   --              --         319,525           2,384
                                                 ----------      ----------      ----------      ----------
     End of year *                               $      784      $    4,714      $  268,634      $   13,961
                                                 ==========      ==========      ==========      ==========


                                                                VANGUARD
                                                   STOCK        BALANCED
                                                   MARKET        INDEX            TOTAL
                                                    FUND          FUND            PLAN
                                                 ----------     ----------      ----------
Additions:
     Contributions:
        Employer                                 $      743     $    1,531      $   18,644
        Employee                                        416          1,029           8,854
                                                 ----------     ----------      ----------
     Total contributions                              1,159          2,560          27,498

     Net investment gain from Cooper Cameron
        Corporation Master Trust for Defined
        Contribution Plans, net of expenses              99            936          18,948
                                                 ----------     ----------      ----------
Total additions                                       1,258          3,496          46,446

Deductions:
     Benefits paid to participants                       --             --          66,158

Other changes in net assets:
     Interfund transfers                              3,920          2,627              --
     Net transfer to other qualified plan                --           (319)         (3,122)
                                                 ----------     ----------      ----------
Total other changes                                   3,920          2,308          (3,122)
                                                 ----------     ----------      ----------

Net increase (decrease)                               5,178          5,804         (22,834)

Net assets available for benefits:
     Beginning of year                                   --             --         321,909
                                                 ----------     ----------      ----------
     End of year *                               $    5,178     $    5,804      $  299,075
                                                 ==========     ==========      ==========



* Ending fund balances include allocated contributions receivable.

                                   SIGNATURES


     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Plan Administration Committee have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


INDIVIDUAL ACCOUNT RETIREMENT PLAN FOR COOPER
CAMERON CORPORATION HOURLY EMPLOYEES, UAW,
AT THE SUPERIOR PLANT



/s/ JANE L. CROWDER
-----------------------------------------------
By:      Jane L. Crowder
         Member of the Plan Administration
         Committee


Date:  June 29, 1999








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